Exhibit 99.1

VIA SEDAR

May 9, 2012

To the securities regulatory authorities

of each of the Provinces of Canada

Dear Sirs/Mesdames:

RE:	Aeterna Zentaris Inc.

Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of Aeterna Zentaris Inc. (the “Corporation”) held on May 9, 2012 (the “Meeting”), and in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Result

1. Election of Directors:	•	The nominees proposed by management were elected by a majority of shareholders on a show of hands.

2. Appointment of PricewaterhouseCoopers LLP as the Corporation’s auditors:	•	PricewaterhouseCoopers LLP were appointed as the Corporation’s auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a show of hands.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

(Signed)

Elliot Shapiro

Corporate Secretary